July 13, 2009

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention:  Mr. Adam Phippen, Staff Accountant

RE:  Asia Global Holdings Corp.SEC Comment Letter Dated April 17, 2009

Form 8-K filed April 14, 2009

VIA EDGAR

Dear Mr. Phippen:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated April 17, 2009. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

Form 8-K filed April 14, 2009

COMMENT  1: Please tell us the rationale for your conclusion that the subsequent deterioration of customer credit quality described in the second paragraph precludes you from recognizing revenues at the time transactions are completed and estimating the degree of collectability of the related receivables. If there are conditions or circumstances that existed at the time the transactions were completed that preclude you from reasonably estimating the degree of collectability, please clarify your disclosure to describe those conditions. Refer to paragraph 12 of APB 10 referred to in footnote 6 of SAB Topic 13:A.1.

RESPONSE TO COMMENT 1: In evaluating the degree of collectability at the time referenced transactions were completed management relied considerably on clients’ past payment history. Under all business conditions and circumstances experienced by the Company and its clients, throughout the Company’s history and prior to the referenced period, this method had proved to be fully reliable.  What was unforeseen is the blanket impact that the prolonged economic ripple effect of the financial meltdown would have on the Company’s customer base.  The likelihood of sweeping economic conditions potent enough to effect nearly all of the Company’s customers so swiftly was not anticipated.  The full effect was not able to be realized until the end of March 2009 when it became clear that many customers may not recover from the financial meltdown.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

COMMENT 2:  Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing. Refer to Item 4.02(a)(3) of Form 8-K.

RESPONSE TO COMMENT 2: Authorized officers of the Company did discuss with independent accountants the matters disclosed in the filing, this will be disclosed in an 8K/A which will read as follows underlined portion indicates modification to the original 8K filing.

On April 14, 2009, the management and Board of Directors of Asia Global Holding Corporation (the “Company”) after discussions with independent accountants concluded the following. The Company’s previously issued financial statements as of and for the three months and nine months ended September 30, 2008, as included in the Quarterly Report on Form 10-Q filed with the Commission on November 19, 2008 (the “September 30, 2008 Form 10-Q”) should no longer be relied upon because of errors in such financial statements.  As a result of these errors, the Company will restate the financial statements described above to correct its accounting for revenue recognition (“the Restatements”).

During the first three quarters of the year the Company saw a very strong growth in Media and Advertising sales from our Sino Trade subsidiary.  However near the end of 2008 and beginning of 2009 Sino Trade began feeling the effects of the global financial turndown. Sino Trade focuses exclusively on selling business-to-business advertising to small manufactures in China. The financial meltdown during the fourth quarter of 2008 harshly impacted Sino Trade’s core client base of small and medium sized manufacturers located in China who engage in manufacturing and exporting products to the United States. This segment of manufacturers in China simultaneously experienced severe cut-backs on bank facilities and a severe drop in export demand. The segment saw numerous factory closings and cutbacks at the end of year 2008, particularly in Southern China – the location of much of Sino Trade’s key client base. The adverse financial effect on the core customer group was far worse than Sino Trade originally anticipated. The full effect was not fully realized until the first quarter of 2009 when it became more apparent to Sino Trade management that many of its customers may not recover from the recent global financial crisis soon if at all. As a result, this adverse impact on the Sino Trade core customer base cast doubt on a considerable portion of sales the Company recorded in the three-month period ended September 30, 2008 as management cannot be certain of when or what portion of Sino Trade’s account receivables can be fully collected.

The Company anticipates that the Restatements would reduce net sales and reduce gross profit and would also affect net income and net loss for the period presented.  The Company also expects filing amendments to its Forms 10-Q for the affected quarterly period to reflect the corrections to its quarterly consolidated financial statements in the near future.  The Company’s annual report on Form 10-K for fiscal 2008 will reflect these adjustments and contain additional information regarding this matter.

COMMENT 3: When you file the amendment to Form 10-Q for the quarterly period ended September 30, 2008, please describe the effect of the restatement on your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2008. See Item 307 of Regulation S-K. If the officers’ conclude that your disclosure controls and procedures are effective, despite the restatement, describe the basis for the officers’ conclusions.

RESPONSE TO COMMENT 3:  Because the amendment to Form 10-Q for the quarterly period ended September 30, 2008 has already been filed we will describe in our next 10-Q filing the effect of the restatement on our officers’ conclusions regarding the effectiveness of disclosure controls and procedures as of September 30, 2008. Alternatively, if you advise as such, we can file another amendment to the form 10-Q for the period ended September 30, 2008 to address this matter.  Either way we will provide you with marked copies of the filing addressing this matter at the time the filing is submitted.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or seek further clarification regarding any of the responses to the accounting comments, please feel free to contact me.

Sincerely,

/s/ John Leper
__________________

John Leper, Chief Executive Officer
Asia Global Holdings Corp.